Buenos Aires, July 27, 2016

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Re.: Relevant Event. Pampa Energía S.A. acquires indirect control of Petrobras Argentina S.A.

Dear Sirs:

I write to the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires in my capacity as Head of Market Relations of Pampa Energía S.A. (‘Pampa’ or the ‘Company’) in connection with the relevant event published on May 12, 2016, in order to inform you that on the date hereof Pampa Energía S.A. has acquired from Petrobras Internacional Braspetro B.V. (‘Petrobras Netherlands’) all the capital stock and votes of Petrobras Participaciones S.L. (‘Petrobras Participaciones’), a company holding 67.1933% of the capital stock and votes of Petrobras Argentina S.A. (‘Petrobras Argentina’), according to the provisions of a sale and purchase agreement (the ‘SPA’) whereby such transaction  (the ‘Transaction’) was effected.

Therefore, by virtue of the Transaction, an indirect change of control of Petrobras Argentina has occurred.

The purchase price of the Transaction, after the adjustments set forth in the SPA, amounted to US$897,163,212 (the ‘Purchase Price’), which represents a value of US$1.335 billion for 100% of the capital stock of Petrobras Argentina. According to the provisions of the SPA, the Purchase Price is subject to the closing of the assignment of the ‘Aguarague’ block by Petrobras Argentina in favor of Tecpetrol S.A., which may imply a reduction of the Purchase Price of approximately US$2.5 million, on account of the preemptive right over such area exercised by Tecpetrol S.A. on July 1, 2016. In addition, according to the SPA, Pampa may, within a term of 60 calendar days after the date hereof, inform to Petrobras Netherlands if it has any objection in connection with the calculation of the adjustments to the Purchase Price made by Petrobras Netherlands as of the closing date of the Transaction. In the event of any difference, the parties shall submit themselves to the procedure set forth in the SPA in order to reach a final agreement on the Purchase Price, which will be informed in due time to investors.

On the other hand, as informed on July 19, 2016 and in order to comply with the provisions of Section 34 of Law No. 24,076 regulating gas natural transportation and distribution, on the date hereof the Company has disposed of the shares and rights it indirectly held in Transportadora de Gas del Sur S.A. (‘TGS’), simultaneously with the closing of this Transaction. In this connection, on the date hereof Grupo Inversor Petroquímica S.L. (a member of the GIP Group, led by the Sielecki family), WST S.A. (a member of the Werthein Group) and PCT L.L.C. paid to the Company the amount of US$153 million (in addition to the US$8 million paid on July 19, 2016) as part of the purchase price for the shares and rights indirectly held by the Company in TGS, there remaining a balance of US$80 million of such purchase price which will be paid no later than February 15, 2017, with an interest of 5% p.a.

Finally, and as was informed to the market, the Company promoted and made, in accordance with the provisions of sections 87 et seq. of Capital Markets Law No. 26,831 and the applicable rules of the Comisión Nacional de Valores (Securities Commission or ‘CNV’), a mandatory cash tender offer and a public offering for the voluntary exchange of shares (the ‘Offerings’) addressed to all shareholders holding Class

‘B’ book-entry ordinary shares, of one peso nominal amount each and entitled to one vote per share, currently issued and outstanding of Petrobras Argentina, which Offerings have not yet been approved by the CNV. The Company is currently in the process of complying with all requirements made by the CNV, as the controlling authority of the Offerings, in order to be able to consummate them as soon as possible.

In that sense, the Company informs that, in order to pass on the global price of the Transaction to the price per share of Petrobras Argentina to be paid in the Mandatory Tender Offer launched by Pampa on May 20, 2016, the amount of US$897,163,212 minus approximately US$2.5 million corresponding to the adjustment contemplated in the preceding paragraph, must be divided for the total shares of Petrobras Argentina held by Petrobras Participaciones of 1,356,791,556 Class B shares, which implies, indirectly, a purchase price of US$0.659 per share, which once converted into pesos at the ask exchange rate published by Banco Nación Argentina at the close of business of today, amounts to $10.02 per share of Petrobras Argentina.

Sincerely,

Gerardo Paz

Head of Market Relations